FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended January 20, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                        No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, January 20, 2005 - English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

January 20,  2005

Trading Symbol: TSXV: VVV

Crucitas Permitting Process Advances

Vannessa Ventures Ltd. (“the Company”) – The Company, through its 100 percent owned subsidiary Industrias Infinito S.A., received a Resolution from the Ministry of Environment (SETENA) in Costa Rica which is an important step toward approval of the Company’s Environmental Impact Study (EIS) dealing with the Crucitas gold project.  The Resolution (119-2005) directs the Company to prepare an Annex in order to provide clarification regarding specific questions identified by SETENA during the EIS evaluation process.

The Company is preparing to respond to the issues raised by the SETENA and is confident that the Resolution can be addressed in a timely basis.

The receipt of the Resolution advances the EIS approval process that was re-commenced in October of 2003 and which continued through 2004 including the well attended public meeting held in a community near the Crucitas project site on July 31, 2004.

The increase in gold prices from below $300 per ounce to over $400 per ounce during the time the Crucitas project has been under review has improved the already favorable economics of the project.

By order of the Board,

John Morgan

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”